Exhibit (a)(5)(C)

ROBBINS GELLER RUDMAN
& DOWD LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

DAVID A. KNOTTS (235338)

EUN JIN LEE (264208)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax

Attorneys for Plaintiff [Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN FRANCISCO

GREGORY HARRIS, Individually and on	)	VIA FAX
Behalf of All Others Similarly Situated,	)
	)	Case No. CGC-10-504693
Plaintiff,	)
	)	CLASS ACTION
vs.	)
	)	COMPLAINT BASED UPON:
THE GYMBOREE CORPORATION,	)
BAIN CAPITAL PARTNERS, LLC,	)	(1) BREACH OF FIDUCIARY DUTIES AND
MATTHEW K. MCCAULEY,	)	AIDING AND ABETTING
GARY M. HEIL,	)
BLAIR W. LAMBERT,	)
DANIEL R. LYLE,	)
JOHN C. POUND,	)
SCOTT RYLES,	)
WILLIAM U. WESTERFIELD and	)
DOES 1 THROUGH 25, inclusive,	)
)
Defendants.	)	(07) BUSINESS TORT/UNFAIR BUSINESS
	)	PRACTICES

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

FILED BY FAX

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought on behalf of the holders of The Gymboree Corporation (“Gymboree” or the “Company”) common stock against Bain Capital Partners, LLC (“Bain Capital”), Gymboree, and certain of Gymboree’s officers and/or directors (the “Board”) for breaches of fiduciary duty and/or other violations of state law arising out of defendants’ efforts to complete the sale of the Company to Bain Capital pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”). In pursuing the unlawful plan to sell Gymboree to Bain Capital, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2. Founded in 1976 and based in San Francisco, California, Gymboree is a specialty retailer that operates stores selling apparel and accessories for children under the Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands, as well as play programs for children under the Gymboree Play & Music brand:

•

Gymboree Play & Music Programs. Gymboree Play & Music offers a variety of classes for children ages newborn to 5 years, available through more than 600 franchised and company-operated centers in the United States, Canada and 30 other countries.

•	Gymboree Retail Stores. Gymboree currently operates more than 630 stores in the United States and Canada, as well as an online store at www.gymboree.com.

•	Gymboree Outlet Stores. Gymboree operates approximately 140 Gymboree Outlet Stores nationwide.

•

Janie and Jack Retail Shops. The Janie and Jack division provides crafted clothing and accessories for boys and girls in sizes newborn through 8. It operates 120 Janie and Jack shops in the United States, as well as an online shop at janieandjack.com.

•

Crazy 8 Retail Stores. The Crazy 8 division offers age-appropriate apparel for boys and girls in sizes newborn through 14. This division operates over 80 Crazy 8 stores in the United States, as well as an online store at crazy8.com.

3. Gymboree is well positioned to provide its shareholders with significant investment gains as a standalone entity. The Company owns an extremely strong brand franchise and generates solid cash flow, estimated at $84 million in 2010 and $95 million in 2011. The Company also carries no debt and projected its year end cash at $228 million, over $8 per share. Recognizing the Company’s strong balance sheet and significant cash-flow potential, according to Thompson/First Call, one analyst had set a target price for Gymboree’s stock at $68 per share.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

4. But on October 11, 2010, Gymboree and Bain Capital announced that they had entered into a definitive merger agreement (the “Merger Agreement”) whereby Bain Capital would acquire all of the outstanding stock of Gymboree for $65.40 per share in cash, representing an approximate total deal value of $1.8 billion. This price represents just a 23.5% premium to Gymboree’s closing stock price on October 8, 2010, the last full trading day before the announcement.

5. The Proposed Acquisition is the result of an unfair process through which Gymboree’s executives and insiders sought to “cash in” their illiquid holdings. In an October 4, 2010 article in the New York Post, an unnamed insider was quoted as stating that: “Top management including CEO Matt McCauley, a 37-year-old retailing whiz, have lately been scooping up shares as they look to ‘cash in and get recognition for all the good work they’ve done.’” Indeed, as of April 5, 2010, McCauley was the beneficial owner of nearly 600,000 shares of Gymboree stock and thus stands to gain nearly $40 million from the Proposed Acquisition. According to the same New York Post report, a number of “big-name buyout firms” were “lining up” to purchase the Company. Apollo Management had recently submitted an unsolicited bid for Gymboree, and a slew of additional financial buyers, such as “Bain Capital, KKR, Apax Partners and Irving Place Capital [had] also expressed interest in acquiring” the Company. As a result, Gymboree hired Goldman Sachs “to begin a formal auction of the company.” The auction was short-lived. Soon thereafter, the Board cut the auction process short and agreed to sell the Company to Bain Capital at a lowball price.

6. While Gymboree’s shareholders are being cut out of the picture, in addition to “cashing in” their illiquid holdings, the Company’s management appears to be staying on board after the transaction. The day both companies announced the Proposed Acquisition, Bain Capital admitted that it was looking forward to working with McCauley and the rest of the Company’s management team going forward. Consequently, in being retained by Bain Capital, Gymboree’s management gets the best of both worlds: they can cash in their equity holdings, but also remain in their current positions without being subject to the hassles and filing requirements of running a publicly traded company. In other words, the Proposed Acquisition is essentially a management buyout, backed by Bain Capital.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

7. Acting on their own self-interest, defendants utilized a defective sales process which was not designed to maximize shareholder value or protect the interests of Gymboree’s shareholders, but rather was designed to divert the Company’s valuable assets to Bain Capital. Each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Bain Capital, which efforts will eliminate the majority of the equity interest of the Company’s shareholders.

8. In essence, the Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of Gymboree to Bain Capital, on terms preferential to Bain Capital and defendants, and detrimental to plaintiff and the Company’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

9. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, art. IV, §10, because this case is a cause not given by statute to other trial courts.

10. This Court has jurisdiction over Gymboree because Gymboree is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 500 Howard Street, San Francisco, California 94105.

11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

12. Plaintiff Gregory Harris is, and at all times relevant hereto was, a shareholder of Gymboree.

13. Defendant Gymboree is a Delaware corporation, headquartered in San Francisco, California. Gymboree is a specialty retailer that operates stores that offer apparel, accessories, and play programs for children in the United States, Canada and Puerto Rico.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

14. Defendant Bain Capital is one of the world’s largest private investment firms, managing approximately $64 billion in assets under management. Bain Capital maintains its headquarters in Boston and has offices in Chicago, New York, London, Munich, Mumbai, Hong Kong, Shanghai and Tokyo.

15. Defendant Matthew K. McCauley (“McCauley”) has been the Chairman of the Board since July 2006 and has acted as Gymboree’s Chief Executive Officer since January 2006. According to the Company’s recent Securities and Exchange Commission (“SEC”) filings, of April 5, 2010, McCauley was the beneficial owner of nearly 600,000 shares of Gymboree stock and thus stands to gain nearly $40 million from the Proposed Acquisition.

16. Defendant Gary M. Heil is the Chairperson of the Board’s Compensation Committee and is a member of the Board’s Nominating and Governance Committee.

17. Defendant Blair W. Lambert has served as Gymboree’s Chief Operating Officer since January 2005, Chief Financial Officer from January 2005 through January 2010, and is also a member of the Board.

18. Defendant Daniel R. Lyle is a Board member and is the Chairperson of the Board’s Audit Committee.

19. Defendant John C. Pound is a Board member, is the Chairperson of the Board’s Nominating and Governance Committee, and is a member of the Board’s Audit Committee and Compensation Committee.

20. Defendant Scott Ryles (“Ryles”) is a Board member. Ryles also currently serves as a director of KKR Financial Holdings LLC, an affiliate of one of the entities that allegedly participated in the so-called “auction” process involving Gymboree in 2010.

21. Defendant William U. Westerfield is a Board member and serves on the Board’s Audit Committee, Compensation Committee and Nominating and Governance Committee.

22. The defendants named above in 15-21 are sometimes collectively referred to herein as the “Individual Defendants.”

23. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Gymboree stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. According to the Company’s recent SEC filings, as of August 28,2010, 27,342,201 shares of Gymboree’s common stock were outstanding.

27. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Gymboree and/or Bain Capital;

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

(e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

28. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

29. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

31. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

33. Founded in 1976 and based in San Francisco, California, Gymboree is a specialty retailer that operates stores selling apparel and accessories for children under the Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8 brands, as well as play programs for children under the Gymboree Play & Music brand:

•

Gymboree Play & Music Programs. Gymboree Play & Music offers a variety of classes for children ages newborn to 5 years, available through more than 600 franchised and company-operated centers in the United States, Canada and 30 other countries.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

•	Gymboree Retail Stores. Gymboree currently operates more than 630 stores in the United States and Canada, as well as an online store at www.gymboree.com.

•	Gymboree Outlet Stores. Gymboree operates approximately 140 Gymboree Outlet Stores nationwide.

•

Janie and Jack Retail Shops. The Janie and Jack division provides crafted clothing and accessories for boys and girls in sizes newborn through 8. It operates 120 Janie and Jack shops in the United States, as well as an online shop at janieandjack.com.

•

Crazy 8 Retail Stores. The Crazy 8 division offers age-appropriate apparel for boys and girls in sizes newborn through 14. This division operates over 80 Crazy 8 stores in the United States, as well as an online store at crazy8.com.

34. Gymboree is well positioned to provide its shareholders with significant investment gains as a standalone entity. The Company owns an extremely strong brand franchise and generates solid cash flow, estimated at $84 million in 2010 and $95 million in 2011. The Company also carries no debt and projected its year end cash at $228 million, over $8 per share. Recognizing the Company’s strong balance sheet and significant cash-flow potential, according to Thompson/First Call, one analyst had set a target price for Gymboree’s stock at $68 per share.

35. But on October 11, 2010, Gymboree and Bain Capital announced that they had entered into a Merger Agreement whereby Bain Capital would acquire all of the outstanding stock of Gymboree for $65.40 per share in cash, representing an approximate total deal value of $1.8 billion. This price represents just a 23.5% premium to Gymboree’s closing stock price on October 8, 2010, the last full trading day before the announcement. The related press release stated:

The Gymboree Corporation (“Gymboree” or the “Company”) and Bain Capital Partners, LLC (“Bain Capital”) today announced that they have entered into a definitive agreement under which affiliates of Bain Capital will acquire all the outstanding stock of Gymboree for $65.40 per share, or $1.8 billion.

Under the terms of the agreement, which has been unanimously approved by Gymboree’s Board of Directors, Gymboree stockholders will receive $65.40 in cash for each outstanding share of Gymboree common stock they own, which represents a 57.4% premium to the Company’s unaffected share price on September 30, 2010, before recent market rumors of a transaction, and a 23.5% premium to Gymboree’s closing stock price on October 8, 2010, the last full trading day before today’s announcement.

“We are pleased to announce this transaction as it delivers significant value to our shareholders,” said Matthew McCauley, Chairman and Chief Executive Officer of Gymboree. “We want to thank our employees for their hard work and dedication to

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Gymboree. Bain Capital is a world-class asset management firm with substantial resources and investment experience in the retail industry, and we believe they will be a great partner as we go forward as a private company.”

“Gymboree is a terrific company with incredible brand strength and a large population of extremely satisfied customers,” said Jordan Hitch, a Managing Director at Bain Capital. “We look forward to working with Matthew McCauley and the company’s proven and experienced management team.”

Under the terms of the agreement, it is anticipated that affiliates of Bain Capital will commence a tender offer for all of the outstanding shares of Gymboree shortly following the execution of the agreement.

If the tender offer is successfully completed, Gymboree expects the transaction to close by year end. Completion of the transaction is subject to, among other things, the satisfaction of the minimum tender condition of at least 66% of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval. Bain Capital has committed financing from Credit Suisse and Morgan Stanley in an amount necessary to complete the transaction. Under certain circumstances, Bain Capital may delay the closing date in order to complete this financing.

Under the terms of the agreement, Gymboree may solicit acquisition proposals from third parties for a period of 40 calendar days continuing through November 20, 2010. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. is acting as exclusive financial advisor to the Special Committee of the Board of Directors of Gymboree and Skadden, Arps, Slate, Meagher & Flom LLP is acting as its counsel. Both Goldman, Sachs & Co. and Peter J. Solomon Company provided fairness opinions to the Gymboree Special Committee and Board of Directors. Wilson Sonsini Goodrich & Rosati is acting as counsel to Gymboree. Ropes & Gray LLP is acting as Bain Capital’s legal advisor.

36. The Proposed Acquisition is the result of an unfair process through which Gymboree’s executives and insiders sought to “cash in” their illiquid holdings. In an October 4, 2010 article in the New York Post, an unnamed insider was quoted as stating that: “Top management including CEO Matt McCauley, a 37-year-old retailing whiz, have lately been scooping up shares as they look to ‘cash in and get recognition for all the good work they’ve done.’” Indeed, as of April 5, 2010, McCauley was the beneficial owner of nearly 600,000 shares of Gymboree stock and thus stands to gain nearly $40 million from the Proposed Acquisition. According to the same New York Post report, a number of “big-name buyout firms” were “lining up” to purchase the Company. Apollo Management had recently

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

submitted an unsolicited bid for Gymboree, and a slew of additional financial buyers, such as “Bain Capital, KKR, Apax Partners and Irving Place Capital [had] also expressed interest in acquiring” the Company. As a result, Gymboree hired Goldman Sachs “to begin a formal auction of the company.” The auction was short-lived. Soon thereafter, the Board cut the auction process short and agreed to sell the Company to Bain Capital at a lowball price.

37. While Gymboree’s shareholders are being cut out of the picture, in addition to “cashing in” their illiquid holdings, the Company’s management appears to be staying on board after the transaction. The day both companies announced the Proposed Acquisition, Bain Capital admitted that it was looking forward to working with McCauley and the rest of the Company’s management team going forward. Consequently, in being retained by Bain Capital, Gymboree’s management gets the best of both worlds: they can cash in their equity holdings, but also remain in their current positions without being subject to the hassles and filing requirements of running a publicly traded company. In other words, the Proposed Acquisition is essentially a management buyout, backed by Bain Capital.

38. Acting on their own self-interest, defendants utilized a defective sales process which was not designed to maximize shareholder value or protect the interests of Gymboree’s shareholders, but rather was designed to divert the Company’s valuable assets to Bain Capital. Each of the defendants has breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Bain Capital, which efforts will eliminate the majority of the equity interest of the Company’s shareholders.

39. In essence, the Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of Gymboree to Bain Capital, on terms preferential to Bain Capital and defendants, and detrimental to plaintiff and the Company’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

DEFENDANTS’ FIDUCIARY DUTIES

40. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break up of the

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

41. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Gymboree, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

42. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Gymboree, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Gymboree common stock in the Proposed Acquisition.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

43. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

44. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

45. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

46. Plaintiff repeats and realleges each allegation set forth herein.

47. The Individual Defendants, aided and abetted by the Company and Bain Capital, have violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Gymboree and have acted to put their personal interests ahead of the interests of Gymboree’s shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

48. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Gymboree stock.

49. The Individual Defendants have violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Gymboree shareholders. Gymboree and Bain Capital aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Gymboree stock.

50. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Gymboree because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.

51. Because the Individual Defendants dominate and control the business and corporate affairs of Gymboree, and are in possession of private corporate information concerning Gymboree’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Gymboree which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

52. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

53. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed.

54. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to Gymboree’s shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

55. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Gymboree’s shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: October 18, 2010	ROBBINS GELLER RUDMAN & DOWD LLP DARREN J. ROBBINS RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER DAVID A. KNOTTS EUN JIN LEE

/s/ RANDALL J. BARON
RANDALL J. BARON

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

GOLDFARB BRANHAM, LLP
HAMILTON LINDLEY
2501 North Harwood Street, Suite 1801
Dallas, TX 75201
Telephone: 214/583-2233
214/583-2234 (fax)

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES